Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 14, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on March1 4, 2008, entitled "Notifiable Trading".

Notifiable Trading

On behalf of StatoilHydro (OSE:STL, NYSE:STO), DnB NOR has on 14 March 2008 purchased 341,000 shares for use in the group`s Share saving plan.

The shares have been acquired at a price of NOK 156.23 per share.

Before distribution to the employees, the Share saving plan has 2,425,935 shares.

STATOILHYDRO ASA (Registrant)
Dated: March 14, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer